DXI Energy Releases P&NG Reserves Data for 2015

Vancouver, B.C., Canada – March 18, 2016 – DXI Energy Inc. (TSX: DXI; NYSE MKT: DXI) (“DXI Energy” or the “Company”) announces today that it has released its P&NG reserves data for 2015.

Consolidated petroleum and natural gas (“P&NG”) reserves in Canada and the USA were 13,992,000 BOE at December 31, 2015. Ninety-six percent (96%) of the Company’s P&NG reserves at December 31, 2015 are located in the USA at the Company’s “Kokopelli” project in Garfield County, Colorado.

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
As at December 31, 2015 Forecast Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		Total
	(Mbbl)		(MMcf)		(Mbbl)		(Mboe)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing
Canada	172	145	1,024	1,016	2	2	345	316
United States	-	-	2,273	1,641	72	58	450	331
Total	172	145	3,297	2,657	74	60	795	647
Proved Developed Non-Producing
Canada	-	-	324	307	1	1	55	52
United States	-	-	668	461	33	27	144	103
Total	-	-	992	768	34	28	199	155
Proved Undeveloped
Canada	-	-	-	-	-	-	-	-
United States	-	-	37,504	25,897	1,861	1,489	8,111	5,805
Total	-	-	37,504	25,897	1,861	1,489	8,111	5,805
Total Proved
Canada	172	145	1,348	1,323	3	3	400	368
United States	-	-	40,445	27,999	1,965	1,573	8,706	6,239
Total	172	145	41,793	29,322	1,968	1,576	9,106	6,607
Probable
Canada	34	29	495	479	1	1	118	110
United States	-	-	22,045	15,222	1,094	875	4,768	3,412
Total	34	29	22,540	15,701	1,095	876	4,886	3,522
Total Proved Plus Probable
Canada	206	174	1,843	1,802	4	4	518	478
United States	-	-	62,490	43,221	3,059	2,448	13,474	9,651
Total	206	174	64,333	45,023	3,063	2,452	13,992	10,129

	Net Present Value of Future Net Revenue Discounted at (%/Year)
	Before Income Taxes					After Income Taxes					Unit

Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	Value
				(in thousands of Canadian dollars)							($/BOE)
Proved Developed Producing
Canada	2,534	2,629	2,654	2,640	2,602	2,534	2,629	2,654	2,640	2,602	8.40
United States	6,379	3,971	2,938	2,383	2,037	4,210	2,621	1,939	1,573	1,344	8.87
Total	8,913	6,600	5,592	5,023	4,639	6,744	5,250	4,593	4,213	3,946	8.64
Proved Developed Non-Producing
Canada	226	245	253	254	252	226	245	253	254	252	4.90
United States	2,823	1,376	923	718	599	1,863	908	609	474	396	8.93
Total	3,049	1,621	1,176	972	851	2,089	1,153	862	728	648	7.57
Proved Undeveloped
Canada	-	-	-	-	-	-	-	-	-	-	-
United States	87,984	31,220	10,336	395	(5,197)	60,789	22,043	7,339	107	(4,079)	1.78
Total	87,984	31,220	10,336	395	(5,197)	60,789	22,043	7,339	107	(4,079)	1.78
Total Proved
Canada	2,760	2,874	2,907	2,894	2,854	2,760	2,874	2,907	2,894	2,854	7.91
United States	97,186	36,567	14,197	3,496	(2,561)	66,862	25,572	9,887	2,154	(2,340)	2.28
Total	99,946	39,441	17,104	6,390	294	69,622	28,446	12,794	5,048	514	2.59
Probable
Canada	1,327	1,218	1,115	1,021	939	1,327	1,218	1,115	1,021	939	10.17
United States	61,610	22,726	9,403	3,565	603	42,261	15,799	6,509	2,347	200	2.76
Total	62,937	23,944	10,518	4,586	1,542	43,588	17,017	7,624	3,368	1,139	2.99
Total Proved Plus Probable
Canada	4,087	4,092	4,022	3,915	3,793	4,087	4,092	4,022	3,915	3,793	8.43
United States	158,795	59,293	23,600	7,061	(1,958)	109,123	41,371	16,397	4,500	(2,140)	2.45
Total	162,882	63,385	27,622	10,976	1,835	113,210	45,463	20,419	8,415	1,653	2.73

Total Future Net Revenue (Undiscounted) as at December 31, 2015 Forecast Prices and Costs
(in thousands of Canadian dollars)

						Future Net
						Revenue
						Before		Future Net
			Operating	Development	Abandonment	Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Income Taxes
Reserves Category	$	$	$	$	$	$	$	$
Proved Reserves
Canada	13,326	1,545	8,042	15	963	2,760	-	2,760
United States	356,027	71,134	132,589	54,391	727	97,185	30,323	66,862
Total	369,353	72,679	140,631	54,406	1,690	99,945	30,323	69,622
Proved plus Probable
Reserves
Canada	17,331	1,937	10,313	15	978	4,087	-	4,087
United States	564,966	112,922	205,761	86,362	1,127	158,795	49,672	109,123
Total	582,297	114,859	216,074	86,377	2,105	162,882	49,672	113,210

Summary of Pricing and Inflation Rate Assumptions Forecast Prices and Costs

Canada - Crude Oil and Natural Gas Liquids Price Forecast

					ICE
					BRENT
					Near
					Month
					Futures	Light,	Bow River	WCS
		Bank of	NYMEX WTI Near		Contract	Sweet	Crude Oil	Crude Oil	Heavy
		Canada	Month Futures Contract		Crude Oil	Crude Oil	Stream	Stream	Crude Oil	Light	Medium
		Average	Crude Oil at Cushing		FOB	at	Quality at	Quality at	Proxy at	Crude Oil	Crude Oil
		Noon	Oklahoma		North Sea	Edmonton	Hardisty	Hardisty	Hardisty	at Cromer	at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)

		Exchange													Edmonton
		Rate	Constant	Then	Then	Then	Then	Then	Then	Then	Then	Spec	Edmonton	Edmonton	Pentanes
	Inflation	$US/	2016$	Current	Current	Current	Current	Current	Current	Current	Current	Ethane	Propane	Butane	Plus
Year	%	$Cdn	$US/bbl	$US/bbl	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2016	2.0	0.725	44.00	44.00	45.00	55.86	42.82	42.26	35.70	53.59	50.80	8.82	9.58	41.90	60.79
2017	2.0	0.750	50.98	52.00	54.00	64.00	51.84	51.20	45.02	62.72	59.52	10.55	16.00	48.00	68.48
2018	2.0	0.775	55.75	58.00	61.00	68.39	56.08	55.39	49.06	67.02	63.60	11.19	20.52	51.29	73.17
2019	2.0	0.800	60.31	64.00	67.00	73.75	61.58	60.84	54.42	72.28	68.59	11.81	25.81	55.31	78.91
2020	2.0	0.825	64.67	70.00	73.00	78.79	66.97	66.18	59.75	77.21	73.27	12.44	27.58	59.09	84.30
2021	2.0	0.850	67.93	75.00	78.00	82.35	70.82	70.00	63.56	80.71	76.59	12.74	28.82	61.76	88.12
2022	2.0	0.850	71.04	80.00	83.00	88.24	76.76	75.88	69.32	86.47	82.06	13.43	30.88	66.18	94.41
2023	2.0	0.850	74.00	85.00	88.00	94.12	82.35	81.41	74.62	92.24	87.53	14.12	32.94	70.59	100.71
2024	2.0	0.850	75.00	87.88	91.39	96.48	85.87	84.90	78.40	94.55	89.73	14.81	33.77	72.36	103.24
2025	2.0	0.850	75.00	89.63	93.22	98.41	87.59	86.60	79.99	96.44	91.52	15.15	34.44	73.81	105.30
2026+	2.0	0.850	75.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	Escalate at 2% per year

Canada - Natural Gas and Sulphur Price Forecast

	NYMEX	Midwest
	Near Month	Price @	AECO/NIT
	Contract	Chicago	Spot		Alberta Plant Gate			Saskatchewan Plant Gate			British Columbia

				Spot									Sulphur	Alberta
	Then	Then	Then	Constant	Spot Then			Sask			Westcoast	Spot Plant	FOB	Sulphur at
	Current	Current	Current	2016 $	Current	ARP	Alliance	Energy	Spot	Sumas Spot	Station 2	Gate	Vancouver	Plant Gate
Year	$US/mmbtu	$US/mmbtu	$Cdn/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$US/mmbtu	$/mmbtu	$/mmbtu	$US/LT	$Cdn/LT
2016	2.60	2.70	2.76	2.53	2.53	2.53	2.23	2.63	2.67	2.40	2.01	1.83	125.00	122.41
2017	3.10	3.20	3.27	2.97	3.03	3.03	2.72	3.13	3.18	2.90	2.77	2.58	125.00	116.67
2018	3.30	3.40	3.45	3.09	3.21	3.21	2.87	3.31	3.36	3.10	3.05	2.86	127.50	114.52
2019	3.50	3.60	3.63	3.20	3.39	3.39	3.02	3.49	3.54	3.30	3.38	3.19	130.05	112.56
2020	3.70	3.80	3.81	3.30	3.57	3.57	3.15	3.67	3.72	3.50	3.56	3.37	132.65	110.79
2021	3.90	4.00	3.90	3.32	3.66	3.66	3.29	3.76	3.81	3.70	3.65	3.46	135.30	109.18
2022	4.10	4.20	4.10	3.43	3.86	3.86	3.51	3.96	4.01	3.90	3.85	3.66	138.01	112.36
2023	4.30	4.40	4.30	3.53	4.06	4.06	3.74	4.16	4.21	4.10	4.05	3.86	140.77	115.61
2024	4.50	4.60	4.50	3.63	4.26	4.26	3.96	4.35	4.41	4.30	4.25	4.06	143.59	118.93
2025	4.60	4.70	4.60	3.64	4.35	4.35	4.08	4.45	4.51	4.40	4.35	4.16	146.46	122.31
2026+	+2.0%/yr	+2.0%/yr	+2.0%/yr	3.64	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

United States – Oil, Natural Gas Liquids and Natural Gas Price Forecast

Year	Oil $US/bbl	Natural Gas Liquids $US/bbl	Natural Gas $US/bbl
2016	35.06	22.51	2.69
2017	41.43	26.84	3.21
2018	46.21	28.57	3.41
2019	51.00	30.30	3.62
2020	55.78	32.03	3.83
2021	59.76	33.77	4.03
2022	63.74	35.50	4.24
2023	67.73	37.23	4.45
2024	70.02	38.96	4.65
2025	71.42	39.83	4.76
2026+	+2%/yr	+2%/yr	+2%/yr

Pursuant to NYSE MKT Company Guide Section 610(b) the Company discloses that its audited consolidated financial statements for the fiscal year ended December 31, 2015, included in the Company's Form 6-K, which was filed on March 10, 2016 with the Securities and Exchange Commission, contained an audit opinion from its independent registered public accounting firm that included a going concern qualification.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,352 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.	Craig Allison
Robert L. Hodgkinson	Investor Releations- New York
Chairman & CEO	914-882-0960
604-638-5055	callison@dxienergy.com
investor@dxienergy.com